Exhibit 99.1

POSEIDON ACQUISITION CORP.

CONFIDENTIAL

August 4, 2022

Atlas Corp.

23 Berkeley Square

London, United Kingdom WIJ 6HE

Attn: Board of Directors

Re: Non-Binding “Go-Private” Proposal

To Board of Directors (the “Board”):

On behalf of an entity (“Bidco”) formed by certain affiliates of Fairfax Financial Holdings Limited (collectively, “FF”), Deep Water Holdings, LLC, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005, and The Kevin Lee Washington 2014 Trust (collectively, “Washington Family Holdings”), David L. Sokol (“DS”) and Ocean Network Express Pte. Ltd. and certain of their respective affiliates (the “Consortium”), I am writing to outline our proposal to acquire all of the outstanding common shares of Atlas Corp. (the “Company”) not presently owned by FF, Washington Family Holdings, DS and certain executive officers of the Company. FF, Washington Family Holdings and DS, together with their respective affiliates, as applicable, collectively own approximately 68% of the Company’s outstanding common shares on a fully diluted basis. Our proposal does not contemplate the acquisition of any publicly traded Company preferred shares.

We believe that the shipping industry will go through significant changes over the next several years as global trade reacts to the supply chain issues of the past two years, and that the global economy and financial markets are in a period of transition, in part due to the effects of the global COVID pandemic. We believe that it will be essential for the Company to make timely decisions, many of which could impact short-term results, and that those decisions cannot be made as efficiently as a public company.

We therefore believe that, as a private company, the Company would best be able to achieve long-term value and enhance its competitive position in the global marketplace. We further believe that Bidco’s intended offer to acquire all of the common shares of the Company not already owned by Consortium members and certain executive officers of the Company (the “Transaction”) at a price equal to $14.45 per share will provide a positive result for the holders of the Company’s common shares. This price represents a premium of approximately 32.1% to the average closing price of the Company’s common shares over the last 30 days and a premium of 28.8% to the average closing price over the last 60 days.

We will require a very limited 10-day due diligence period and can fully finance the Transaction with Consortium members’ available cash on hand (pursuant to equity commitment letters delivered to and accepted by Bidco). Because the Transaction does not constitute a change of control, it is our understanding that none of the Company’s material outstanding debt will need to be refinanced and no material lender consent will be required. Accordingly, there will be no financing condition. We are prepared to immediately begin negotiating definitive documentation for the Transaction (the “Transaction Agreement”) once counsel to the Special Committee has been engaged, with the goal of entering into a binding definitive agreement within two to three weeks.

The proposed Transaction will be subject to certain non-waivable conditions: First, we require that the Board establish a special committee of independent directors (the “Special Committee”) fully-empowered to review and accept or reject this proposal or any other proposal we may make, in conjunction with independent legal and financial advisors selected and engaged by the Special Committee, to determine whether it is in the best interests of the Company and its shareholders (other than Consortium members) and to negotiate definitive agreements with Bidco to effect the Transaction. We will not move forward with any Transaction unless it is approved and recommended by the Special Committee. Second, the definitive agreement governing the Transaction, whether resulting from this or any other proposal that we may make, will include a non-waivable condition that, in addition to any other shareholder vote necessary to approve the Transaction, the Transaction must also be approved by the holders of a majority of the Company’s common shares not owned by Consortium members.

Members of the Consortium, in their capacity as shareholders of the Company, are only interested in acquiring the outstanding common shares of the Company that they do not already own; they are not interested in selling their Company common shares to another party and have no intention to vote in their capacity as shareholders of the Company in favor of any such transaction. Nevertheless, we can assure you that, if a Transaction does not occur, whether because (1) we do not make a binding definitive proposal, (2) the Special Committee, after consulting with its advisors, does not approve any proposal we make or (3) the requisite “majority of minority” vote is not obtained, the relationship among the Consortium members and the Company will not be adversely affected, and FF, TWC and DS, and their respective affiliates, as applicable, presently intend to remain as long-term shareholders of the Company.

This proposal constitutes an expression of interest only, and we reserve the right to withdraw or modify it in any manner. This letter does not include or constitute a binding offer to acquire the Company or any securities or assets of the Company, or a proposal of definitive terms for any transaction. Please be advised that applicable Consortium members will be filing amended Schedules 13D today.

We look forward to working constructively with the Special Committee, with the goal of consummating a successful transaction with value, speed and certainty. We will await your expeditious reply.

Sincerely,

Poseidon Acquisition Corp.

By:	/s/ David L. Sokol
Name: David L. Sokol
Its: Chairman